TSR, INC.
400 OSER AVENUE
HAUPPAUGE, NY  11788

October 9, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Mr. Stephen G. Krikorian

Re:	TSR, Inc.
Form 8-K Filed on September 21, 2007
File No. 0-08656

Dear Mr. Krikorian:

We have read and considered your October 3, 2007 letter in connection with the above-referenced filing. As you requested therein, TSR, Inc. make the following representations:

TSR, Inc. hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly, TSR, INC. By: /s/ John Sharkey John Sharkey, Vice President and Secretary